January 3, 2013

Writer’s Direct Number:
011-52-461-618-3555

Writer’s Email Address:
daniel.salazar.ferrer@bachoco.net

BY EDGAR Ms. Linda Cvrkel Branch Chief Division of Corporation Finance Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549-0405 Fax: (202) 772-9202

Industrias Bachoco, S.A.B. de C.V.,
Form 20-F for Fiscal Year Ended December 31, 2011
Filed April 30, 2012
File No. 001-33030

Dear Ms. Cvrkel:

Industrias Bachoco, S.A.B. de C.V., (the “Company”) has received the Staff’s comment letter dated December 19, 2012 concerning the above-referenced filing on Form 20-F (the “2011 20-F”). On behalf of the Company, I advise you as follows regarding your comment as noted below:

Item 5. Operating and Financial Review and Prospects
A. Operating Results, page 26
Operating Income and EBITDA

We note your response to our prior comment number 3 in which you provide a reconciliation of non-GAAP measures “EBITDA result” to the most comparable GAAP measure, consolidated net income. We further note that your reconciliation of net income to EBITDA result includes an adjustment for “other expense (income), net”. Please note that in calculating the non-GAAP measure EBITDA, net income should only be adjusted for interest, taxes and depreciation expense as outlined in Question 103.1 of the Compliance and Disclosure Interpretation of Non-GAAP Financial Measures maintained on the Commission’s website. To the extent that other adjustments are included in the calculations, the measure should be titled “Adjusted EBITDA”. Please revise your disclosure with respect to this non-GAAP measure in future filings accordingly.

Ms. Linda Cvrkel
United States Securities And Exchange Commission

Response to Comment

In response to the Staff’s comment, the Company has reviewed Question 103.1 of the Compliance and Disclosure Interpretation of Non-GAAP Financial Measures maintained on the Commission’s website.

The Company advises the Staff that it will revise its presentation of the non-GAAP measure EBITDA result and EBITDA margin in its future filings when including the “other expense (income), net” adjustment to properly name the measure
“Adjusted EBITDA” instead of “EBITDA”, and it  will also include the non-GAAP measure “EBITDA” without the adjustment for “other expense (income), net”.

The following presents a reconciliation of EBITDA result and EBITDA margin to consolidated net income under Mexican FRS for the periods presented in the 2011 20-F:

	Years ended December 31,
In million pesos	2009	2010	2011
Consolidated net income	Ps. 809.0	Ps. 1,986.3	Ps. 159.1
Income tax expense (benefit)	406.4	503.4	(40.5)
Comprehensive financial (income) expense, net	133.2	(122.1)	(177.6)
Depreciation and amortization	662.6	692.6	726.1
EBITDA result	Ps. 2,011.2	Ps. 3,060.2	Ps. 667.1
EBITDA margin	8.6%	12.4%	2.4%
Plus Other expense (income), net	65.2	95.3	68.9
Adjusted EBITDA result	Ps. 2,076.4	Ps. 3, 155.5	Ps. 736.0
Adjusted EBITDA margin	8.9%	12.8%	2.7%
Net revenues	Ps. 23,262.9	Ps. 24,715.5	Ps. 27,735.0

******

Ms. Linda Cvrkel
United States Securities And Exchange Commission

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 011-52-461-618-3555 or our counsel, Antonia E. Stolper, at 212-848-5009.

Very truly yours,

/s/ Daniel Salazar Ferrer
Daniel Salazar Ferrer

cc:	Rodolfo Ramos Arvizu- Chief Executive Officer – Industrias Bachoco S.A.B. de C.V. Antonia E. Stolper – Shearman & Sterling LLP